NEWS RELEASE

January 7, 2010

Trading Symbols:

AMM :TSX, AAU : NYSE Amex

www.almadenminerals.com

HIGH GRADE SURFACE GOLD ZONE EXPANDED AT THE YAGO PROJECT

Almaden Minerals Ltd. (“Almaden” or “the Company”; AMM:TSX; AAU:NYSE AMEX) is pleased to announce that the Company has received additional surface sampling results from the Carretera zone of  its Yago property located in Nayarit State, Mexico. The Carretera zone covers an area of banded quartz veining thought to represent the upper reaches of another epithermal vein system several kilometres west of other veins on the property. Forty-five new rock-chip samples of quartz vein material at surface returned gold values from 0.005 to 18.85 g/t gold and less than detection to 871 g/t silver. Earlier in 2009 an IP and soil sampling survey was carried out which helped define the vein system for this surface sampling program. A total of 62 samples have now been taken from the Carretera zone, and these average 2 g/t gold, ranging from 0.005 to 104 g/t gold. The zone of quartz veining has now been expanded to strike length of over 2 kilometers.

The Company has recently acquired a 100% interest in claims totalling 12,102 hectares in the Yago / Carretera project area for the sum of US$14,000 and subject to a NSR royalty capped at US$250,000.00. Almaden's holdings in the Yago / Carretera area now total 16,980 hectares. The Company plans further rock sampling and geophysical surveys in order to better define targets for a drill program later this year.

Morgan J. Poliquin, P. Eng., the President and CEO of Almaden and a qualified person under the meaning of National Instrument 43-101 reviewed the technical information in this news release. Analyses reported from work conducted by Almaden were carried out at ALS Chemex Laboratories of North Vancouver using industry standard aqua regia, ICP and fire assay techniques.

On Behalf of the Board of Directors

“Morgan Poliquin”

___________________________

Morgan J. Poliquin, M.Sc., P.Eng.

President, CEO and Director

Almaden Minerals Ltd.

Neither the Toronto Stock Exchange (TSX) nor the NYSE Amex have reviewed or accepted any responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management."  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.